Exhibit 99.2

RULES OF THE NEWCLEO LTD Non-Employee SHARE PLAN

Adopted by a resolution of the Board on 17 June 2022

Table of contents

1.	Definitions	2
2.	Grant of Awards	3
3.	Restrictions on transfer	3
4.	Vesting	4
5.	Plan Limit	4
6.	Exercise of Options	4
7.	Procedure for the Exercise of an Option	5
8.	Tax Liability	5
9.	Cessation of Services	6
10.	Lapse of Awards	6
11.	Liquidations	7
12.	Adjustment for Variation of Share Capital	7
13.	Notices	8
14.	General	8
15.	Alterations	9
16.	Termination	9
17.	Governing Law	9

1.	Definitions

1.1	In this Plan the words and expressions set out below will have the meanings specified against them unless the context otherwise requires.

“Award” means an Option or an RSU;

“Award Agreement” means an agreement between the Company and an Eligible Participant, in such form as the Board may from time to time prescribe, which sets out the terms of an Award (including an RSU) granted under this Plan;

“Award Holder” means a person to whom an Award has been granted (or, where the context requires, his personal representative(s));

“Bad Leaver” means an Award Holder who becomes a Leaver at any time and who is not (and does not become) a Good Leaver;

“Board” means the board of directors of the Company from time to time or a duly authorised committee of that board;

“Company” means Newcleo Ltd (registered in England and Wales with number 13274878);

“Control” has the meaning given to that term in section 995 of the ITA and derivative terms will be interpreted accordingly;

“Date of Grant” means in respect of an Award, the date of the Award Agreement;

“Director” means a member of the Board;

“Eligible Participant” means either:

(a)	any natural person who provides services to any member of the Group in his capacity as a consultant, a non-executive director or pursuant to a contract for services; or

(b)	a body corporate entity that provides the services of a Relevant Individual to any member of the Group;

“Employee Plan” means any employee share option plan or other arrangements operated by the Company at any time;

“Exercise Price” means the price at which a Share may be acquired on the exercise of an Option which is set out in the relevant Award Agreement (subject to any adjustment in accordance with Rule 12);

“Exit” means a Sale or any other event that the Board may, in its absolute discretion, determine to be an Exit;

“Fair Market Value” means fair market value per Share as shall be as reasonably determined by the Board;

“Good Leaver” means an Award Holder who becomes a Leaver by reason of their or the Relevant Individual’s death, disability or retirement (retirement being determined by the Board to its reasonable satisfaction) and such other circumstances that the Board, in its absolute discretion, determine to be Good Leaver circumstances;

“Group” means the Company and any Subsidiary of the Company and reference to “Group Member” will be interpreted accordingly;

“ITA” means the UK Income Tax Act 2007;

“Leaver” means an Award Holder who:

(a)	if a natural person, ceases to be an Eligible Participant for any reason (including if he dies; or

(b)	if a corporate entity, ceases to provide the services of the Relevant Individual to any member of the Group for any reason (including if the Relevant Individual dies),

in each case, including where he gives or receives notice to terminate his contract for services by virtue of which he is an Eligible Participant or a Relevant Individual, other than in circumstances where he is to become an Eligible Participant of another Group Member;

“Option” means a right to acquire Shares granted under this Plan;

“Plan” means the Newcleo Ltd Non-Employee Share Plan as set out in these Rules;

“Relevant Individual” means the person employed or otherwise engaged by an Eligible Participant that is a corporate entity and through which the Award Holder provides services to any member of the Group;

“Reorganisation” means a change of Control of the Company whereby the Company will become a subsidiary of a holding company where that holding company has substantially the same shareholders (with substantially the same proportionate shareholdings) as the Company immediately before the change of Control;

“Replacement Option” means in connection with a Reorganisation, and in exchange for the release of an Option, the grant of new rights over shares in the new holding company which the Board, acting reasonably, considers equivalent to the rights under the Option;

“RSU” means a restricted stock unit, being a contingent right to acquire Shares under this Plan;

“Rules” means the rules of the Plan as amended from time to time;

“Sale” means a change of Control of the Company arising as a result of any person (whether alone or together with any person or persons who are either (i) acting in concert (as defined in the City Code on Takeovers and Mergers) with that person, or (ii) “a connected person” of that person (as defined in section 993 of the ITA)) becoming the beneficial owner of substantially all of the issued ordinary shares in the capital of the Company;

“Shares” means ordinary shares (of whatever class) in the capital of the Company which are fully paid-up and non-redeemable or, as the context may require, shares for the time being representing those shares whether because of any Variation of Share Capital or otherwise;

“Social Security” means National Insurance contributions, any health and social care tax and any other social security taxes or contributions;

“Subsidiary” means a company which is a subsidiary of the Company and which the Company Controls;

“Tax Liability” means in relation to any Award held by any Award Holder any liability of any Group Member or any other person to account for any amount of tax (including income tax), duties and/or Social Security (including UK primary Class 1 employees’ National Insurance contributions) on behalf of the Award Holder or the Relevant Individual whether arising in the UK or any other jurisdiction;

“UK” means the United Kingdom;

“Variation of Share Capital” means any capitalisation, rights issue, consolidation, sub-division or reduction of share capital by the Company and/or any other event resulting in a variation in the share capital of the Company which, in any case, in the opinion of the Board justifies a variation in the number of Shares subject to an Award and/or the Exercise Price payable under an Option;

“Vest” means in relation to all or part of an Award, as appropriate, all the Vesting Conditions becoming satisfied (as confirmed by the Board); and

“Vested” means where an Award Holder has the right pursuant to the Rules and/or the relevant Award Agreement to:

(a)	exercise an Option; or

(b)	be transferred legal and beneficial title to Shares pursuant to an RSU;

and “Vesting” shall be construed accordingly;

“Vesting Conditions” means in relation to all or part of an Award, as appropriate, the conditions applying to the Award Holder’s ability to exercise the Option or attaching to Vesting of an RSU (including where appropriate, for the avoidance of doubt, the passage of time) as set out in Rule 4;

1.2	In these Rules, unless the context otherwise requires, words in the singular number will include the plural number and vice versa and reference to one gender will include reference to the other genders.

1.3	Any reference to a statutory provision will be deemed to include that provision as it may from time to time be consolidated, amended or re-enacted, and will include a reference to any subordinate legislation or regulation created thereunder.

1.4	Where the Board may exercise discretion pursuant to these Rules, the Board will be under no obligation to exercise such discretion in favour of any person (including any Award Holder).

2.	Grant of Awards

2.1	Subject to and in accordance with the Rules:

2.1.1	an Award may be granted by the Company to any person selected by the Board who is an Eligible Participant at the Date of Grant;

2.1.2	an Award may be subject to such Vesting Conditions as the Board may, in its absolute discretion, determine; and

2.1.3	no consideration will be payable for the grant of an Award unless the Board determines otherwise and specifies this in the Award Agreement.

2.2	An Award will be granted by entering into an Award Agreement.

2.3	No Eligible Participant will be entitled as of right to receive an Award.

2.4	The provisions of Rules 6, 9 and 10 may, when an Award is being granted, be excluded, varied or supplemented in the Award Agreement, as determined by the Board in its absolute discretion.

3.	Restrictions on transfer

3.1	An Award will be personal to the Award Holder and (other than the transmission to the Award Holder’s personal representative(s) on the death of the Award Holder) will not be transferable, assignable or chargeable.

4.	Vesting

4.1	An Award will Vest and become exercisable (if appropriate) in accordance with the provisions of the Award Agreement (or, in the absence of any such provisions, on the occurrence of an Exit provided that the Award Holder remains an Eligible Participant at such time).

4.2	In case of termination of the relationship between the Award Holder and the Company due to natural expiration of the relevant agreement prior to the fourth anniversary of the Date of Grant the Option will Vest and become exercisable in its entirety if so agreed between the Company and the Option Holder.

5.	Plan Limit

5.1	Subject to Rule 5.2, on the Date of Grant of a given Award, the total number of Shares capable of being issued in respect of that Award, when added to the number of Shares issued under this Plan or an Employee Plan or capable of being issued under this Plan or an Employee Plan on that day or since the adoption of this Plan, shall not exceed 36,000,000 Shares.

5.2	For the purposes of applying the limit in Rule 5.1, to the extent that any option or a restricted share unit under this Plan or an Employee Plan has lapsed or been waived, it shall not be taken into account.

6.	Exercise of Options

6.1	Except as otherwise provided in the Award Agreement and subject to Rules 6.2, 6.3 and 9.3, an Option may only be exercised to the extent Vested at the time of exercise.

6.2	Subject to Rules 6.3, 6.4 and 6.5, in the event of an Exit the Option may be exercised for such period of time following the Exit as determined by the Board (not exceeding, in the case of a Sale, 90 days) and it will lapse to the extent unexercised at the end of that period.

6.3	If the Board becomes aware that an Exit may occur, the Board may notify Award Holders and allow the Award Holders to exercise their Options prior to the Exit. Any exercise of an Option pursuant to this Rule 6.3 will take effect immediately before the Exit and if the Exit does not arise, any purported exercise of an Option pursuant to this Rule 6.3 will be null and void. Where the Board has notified an Award Holder of an Exit pursuant to this Rule 6.3 at least 7 days before the Exit, the Award Holder’s Option will lapse on the occurrence of the Exit to the extent not exercised.

6.4	If an Option becomes exercisable in connection with a Sale (or an Exit involving a sale of the Shares), it will be a condition of exercise (unless the Board determines otherwise) that the Award Holder agrees to:

6.4.1	accept the terms of a sale (provided that these are consistent with the terms on which other shares of the same class of shares subject to the Option are being sold in the sale) and sell the Shares acquired from the exercise of the Option pursuant to the sale of the Shares; and

6.4.2	execute a power of attorney (on such terms as the Board reasonably determines) appointing any one or more of the Directors (or such other person or persons as the Board determines) as the Award Holder’s attorney to take all such actions as are necessary to effect the sale of the Shares acquired from the exercise of the Option pursuant to the sale of the Shares.

6.5	If, in relation to a Reorganisation, an Award Holder is offered a Replacement Option in relation to an Option:

6.5.1	the Option will not (unless the Board determines otherwise) become exercisable pursuant to this Rule 6; and

6.5.2	the Option will lapse to the extent that the offer of a Replacement Option is not accepted by the Award Holder.

7.	Procedure for the Exercise of an Option

7.1	An Option may be exercised in whole or in part. If exercised in part, it will remain exercisable over the balance of the Option.

7.2	An Option may only be exercised by the Award Holder giving written notice to the Company (in the form prescribed by the Board from time to time). The notice must be accompanied by payment (in cleared funds) of an amount equal to:

7.2.1	the total Exercise Price payable in respect of the number of Shares to be acquired on exercise of the Option; and

7.2.2	an amount representing the Tax Liability (if any) pursuant to Rule 8,

unless the Board has agreed an alternative arrangement with the Award Holder (which may include the Company selling a sufficient number of the Shares to be acquired on exercise of the Option to meet the Tax Liability and any associated costs or deducting the amount of the Tax Liability from any cash payment otherwise payable by the Company to the Award Holder).

7.3	The effective date of exercise of an Option will, subject to Rule 6.3, be the date on which the Company processes a notice served in accordance with Rule 7.2.

7.4	Subject to Rules 7.6 and 8, to all necessary consents and to compliance by the Award Holder with the Rules, the Board will, within 30 days of the exercise of an Option, arrange for the issue and allotment to the Award Holder of the number of Shares in respect of which the Option has been validly exercised. Alternatively, the Board may procure the transfer to the Award Holder of the number of Shares in respect of which the Option has been validly exercised.

7.5	All Shares allotted on the exercise of an Option will rank pari passu in all respects (including as to voting and dividends) with the shares of the same class for the time being in issue except as regards any rights attaching to such shares by reference to a record date prior to the date of the allotment. Where existing Shares are transferred to the Award Holder, the transferee will not acquire any rights attaching to such Shares by reference to a record date prior to the date of the transfer.

7.6	The Company may require that some or all of the Shares acquired upon the exercise of an Option be registered in the name of the Beneficiary on an individual nominee account administered by any person nominated by the Board.

7.7	The exercise of an Option will be subject to:

7.7.1	the entry by the Award Holder or the Relevant Individual into any restricted securities election under Chapter 2 of Part 7 of the UK Income Tax (Earnings and Pensions) Act 2003, if so required by the Board; and

7.7.2	any other relevant and applicable consents or regulations applying to the Company or the Award Holder upon issue or transfer of the Shares.

8.	Tax Liability

8.1	If any Tax Liability arises as a result of the grant, vesting, exercise (if appropriate), surrender or release or otherwise in respect of an Award, or the holding and/or disposal of any Shares acquired on the vesting, exercise (if appropriate), surrender or release of an Award, the Award Tax Liability will be the responsibility of the relevant Award Holder. It will be a condition of exercise of an Option or vesting of an RSU that the Award Holder irrevocably agrees to pay and reimburses each Group Member, or any other applicable person, in respect of:

8.1.1	the Tax Liability; and

8.1.2	all liability to value added tax (if any) either by reference to the supply of the Award or the supply of the services in respect of which the Award is granted.

9.	Cessation of Services

9.1	Notwithstanding any other provision of these Rules, if an Award Holder becomes a Leaver then any Award held by the Award Holder will cease Vesting on the date on which the Award Holder becomes a Leaver (unless the Board, in its absolute discretion, determines otherwise).

9.2	Where an Award Holder is a Good Leaver, any Award held by the Award Holder (to the extent Vested on the date of which the Award Holder became a Leaver or to any greater extent otherwise determined by the Board pursuant to Rule 9.1) will not lapse and may be retained, subject to:

9.2.1	these Rules;

9.2.2	unless the Board determines otherwise in its absolute discretion, the Award Holder not being in breach (at any time) of the terms of any contract for services previously entered into with any Group Member; and

9.2.3	such other conditions as the Board may, in its absolute discretion, determine and notify to the Award Holder.

Where the Award Holder holds an Option, the retained Option may, subject to any contrary provisions in the Award Agreement and subject to Rule 9.3, only be exercised in accordance with the provisions of Rule 6 (and will not otherwise be capable of being exercised).

9.3	The Board may, in its absolute discretion, in respect of any Award (excluding an RSU) retained by that Good Leaver pursuant to Rule 9.2, issue a notice to the relevant Award Holder stating that the Option shall only be capable of being exercised during a period specified by the Board being not less than 30 days and no more than of 12 months commencing on the date of such notice and that it shall lapse to the extent unexercised at the end of that period.

9.4	Where an Award Holder is a Bad Leaver, any Award held by that Award Holder will immediately lapse in full on the date on which the Award Holder becomes a Bad Leaver.

10.	Lapse of Awards

10.1	An Award will automatically lapse on the earliest to occur of the following:

10.1.1	the earliest date on which the Award lapses in accordance with these Rules or specific terms contained in the relevant Award Agreement (in which case, it will lapse to the relevant extent stated in the Award Agreement);

10.1.2	on the Board notifying the Award Holder that the Vesting Conditions or any other applicable conditions set out in the Award Agreement are no longer capable of satisfaction and that the RSU (or a portion of an RSU) can no longer Vest or the Option

(or a portion of the Award) can no longer become exercisable in any circumstances (in each case, it will lapse to the extent the Vesting Conditions can no longer be met);

10.1.3	any action or attempted action by the Award Holder in breach of Rule 3;

10.1.4	the bankruptcy of the Award Holder or the Relevant Individual;

10.1.5	the winding-up, liquidation or other insolvency event of the Award Holder where the Award Holder is a corporate entity;

10.1.6	the compulsory winding-up of the Company; and

10.1.7	midnight on the tenth anniversary of the Date of Grant.

11.	Liquidations

11.1	If the Board becomes aware that a voluntary winding-up of the Company may occur, the Board may notify Award Holders and:

11.1.1	in respect of the Options, allow the Award Holders to exercise their Options, to the extent permitted by Rule 6 (or to the extent they would be Vested on the occurrence of such winding-up);

11.1.2	in respect of the RSU, issue the shares, to the extent Vested in accordance with the Award Agreement (or to the extent they would be Vested on the occurrence of such winding-up)

in each case, conditional upon a resolution in respect of the winding-up being passed.

11.2	Any exercise of an Option or Vesting of an RSU pursuant to this Rule 11.1 will take effect immediately before completion of the winding-up and if the resolution in respect of the winding-up is not passed, any purported exercise of an Award (where it an Option) pursuant to this Rule 11.1 will be null and void. If such resolution is duly passed all Awards (where it is an Option) will, to the extent they have not been so exercised, immediately lapse.

12.	Adjustment for Variation of Share Capital

12.1	On the occurrence of a Variation of Share Capital the Board may make such adjustment under Rule 12.2 as it considers, in its absolute discretion, appropriate.

12.2	An adjustment made under this Rule 12.2 will be to one or more of the following:

12.2.1	the number of Shares subject to any Award;

12.2.2	the description and/or nominal value of any Shares under any Award;

12.2.3	the Vesting Conditions;

12.2.4	the number stated in Rule 5.1; and

12.2.5	in respect of an Option:

(a)	the Exercise Price per Share payable on the exercise of an Option;

(b)	where an Option has been exercised but no Shares have been allotted or transferred pursuant to such exercise, the number of Shares that may be so allotted or transferred and the price at which they may be acquired.

12.3	No adjustment under Rule 12.2 will result in there being a material increase made to the aggregate Exercise Price in respect of any Option.

12.4	In making an adjustment under Rule 12.2, the Board may reduce the Exercise Price per Share payable on the exercise of an Option to below the nominal value of a Share. Such reduction may only be made to the extent that the Board is authorised to capitalise from the Company’s reserves a sum equal to the amount by which the total nominal value of the Shares which are to be allotted exceeds the total adjusted Exercise Price for such Option (the “Excess”). If such an adjustment is made, then, on the subsequent exercise of an Option in respect of which such a reduction has been made, the Board will capitalise an amount equal to the Excess and apply the sum in paying up the amount due to allot the Shares.

12.5	As soon as reasonably practicable after making any adjustment under Rule 12.2 above, the Board will give notice in writing of adjustment to all relevant Award Holders.

13.	Notices

13.1	Any notice from the Company to an Award Holder will be given by hand or sent through the post in prepaid cover addressed to the Award Holder at the last address known to the Company as being his address or sent electronically to his last known e-mail address.

13.2	Any notice given to the Company will be properly given if sent to or delivered to the Company at its registered office. Notices sent electronically to the Company will not be effective unless the Company has given its prior consent.

13.3	Any notice or certificate sent by post will be deemed delivered on the second day following the date of posting and any notice sent electronically will be deemed delivered on the date of despatch. All notices, documents or certificates given by or to an Award Holder will be sent at his own risk.

14.	General

14.1	The Plan will be administered by the Board.

14.2	In the event of any conflict between these Rules and the terms of any Award Agreement, the terms of the Award Agreement will prevail.

14.3	The decision of the Board in any dispute or question relating to this Plan or any Award will be final and conclusive.

14.4	The Company will at all times ensure that there are sufficient Shares available for issue or to be transferred in satisfaction of the vesting of an RSU or exercise of all outstanding Options.

14.5	The Company will at all times, in operating and administering the Plan, be bound by the provisions (as from time to time in force) of the internal code and/or policies that regulate the Company's compliance with applicable data privacy laws.

14.6	Any expenses of the Company in connection with the issue and allotment or transfer of Shares into the name of the Award Holder (including, for this purpose, any stamp duty payable by the Award Holder) will be borne by the Company.

14.7	The rights and obligations of an Award Holder under the terms of his contract for services with any member of the Group will not be affected by the grant of an Option.

14.8	Notwithstanding any other provision of this Plan, the grant of an Award will not form part of the Award Holder’s entitlement to fees pursuant to his contract for services, nor does the existence of a contract for services between any person and any Group Member give such person any right or entitlement to have an Award granted to him in respect of any number of Shares or any expectation that an Award will be granted to him whether subject to any conditions or at all. In particular, but without limiting the generality of the foregoing, if an Award Holder ceases to provide services to any Group Member he will not be entitled to any compensation for any loss of any right or benefit, or prospective right or benefit, under this Plan or any Award which he might otherwise have enjoyed and, accordingly, the Award Holder hereby waives any rights to compensation or damages in connection with an Award in consequence of the termination of his contract for services with any Group Member for any reason whatsoever whether such compensation is claimed by way of damages for wrongful dismissal or for breach of contract, by way of compensation for loss of office or otherwise.

14.9	Except as expressly provided in these Rules and in any relevant Award Agreement, no term of any Award entered into under this Plan will be enforceable under the UK Contracts (Rights of Third Parties) Act 1999 by a third party (being any person other than a Group Member, any former Group Member, the trustee of any employee trust established by the Company and the relevant Award Holder). The rights of the parties to an Award Agreement to surrender, terminate or rescind it, or agree any variation, waiver or settlement of it will not be subject to the consent of any person that is not a party to the Award Agreement.

15.	Alterations

15.1	The Board may at any time alter or add to all or any of the provisions of this Plan in any respect.

15.2	Any such alteration will apply to Awards granted after the date of the alteration but will not affect the terms of any subsisting Awards without the prior written consent of the affected Award Holder or a majority of the affected Award Holders or class of Award Holders, unless the alteration is beneficial or not materially prejudicial to the relevant Award Holder.

16.	Termination

16.1	This Plan will terminate on the tenth anniversary of its date of adoption. The Board may at any time before that date resolve to terminate this Plan earlier than that date, in which event no further Awards will be granted, but the provisions of this Plan and the relevant Award Agreement will, in relation to Awards then subsisting, continue in full force and effect until such Awards are exercised or lapse.

17.	Governing Law

17.1	The Plan and all Award Agreements will be governed by and interpreted in accordance with English law and will be subject to

17.2	the exclusive jurisdiction of the English Courts.